

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via Facsimile
Mr. George E. Kilguss, III
Chief Financial Officer
Verisign, Inc.
12061 Bluemont Way
Reston, VA 20190

> **Re: Verisign, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-23593**

Dear Mr. Kilguss:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Property and Equipment, page 62

1.   We note that during 2012 you changed your estimate of the useful life of your computer equipment and hardware assets from 3 years to 4 years. Please tell us the impact this change had on your financial statements and your consideration for the disclosure requirements in ASC 250-10-50-4.

Note 7 – Debt and Interest Expense

Convertible Debentures, page 72

2.   We note that the $419 million carrying amount of the equity component as of December 31, 2012 and 2011 reported on page 74 has changed from the $686 million amount reported in the Form 10-K for the fiscal year ended December 31, 2011. Please provide your basis for changing the amount disclosed as the carrying amount of the equity component.

Note 14 – Commitments and Contingencies

Legal Proceedings, page 87

3.   It is unclear from your disclosure whether you believe there is a reasonable possibility that a loss will be incurred related to your legal proceedings or indemnification obligations. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

4.   Additionally, we note your disclosure on page 88 indicates your belief that matters reviewed, investigations, claims and lawsuits will not have a material adverse effect on your financial condition or results of operations. Please tell us what consideration was given to disclosing whether any outcome would have a material and adverse effect on your financial statements as a whole, including the statement of cash flows.

Exhibit 23.01 – Consent of Independent Registered Public Accounting Firm

5.   We note that the consent filed refers to the audit report dated February 28, 2013 with respect to the "consolidated statements of operations" and statements of "stockholders' equity (deficit) and comprehensive income (loss)" among other statements. However, we further note that the statements filed in your Form 10-K for the fiscal year ended December 31, 2012 include statements of operations and comprehensive income and statements of stockholders' equity (deficit). Please ensure that in future filings you obtain and file a consent that references the appropriate financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief